

August 4, 2021

Nora Dahlman
Executive Vice President, General Counsel and Corporate Secretary
Sunlight Financial Holdings Inc.
101 N. Tryon Street
Suite 1000
Charlotte, NC 28246

  Re: Sunlight Financial Holdings Inc.
   Registration Statement on Form S-1
   Filed July 30, 2021
   File No. 333-258338

Dear Ms. Dahlman:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jessica Livingston at 202-551-3448 with any questions.

     Sincerely,

     Division of Corporation Finance
     Office of Finance